EXHIBIT 16

Securities and Exchange Commission
Washington, D.C. 20549


May 22, 1998


Ladies and Gentlemen:

We were previously principal accountants for KFC National Purchasing Cooperative, Inc. and, under the date of December 8, 1997, we reported on the consolidated financial statements of KFC National Purchasing Cooperative, Inc. and subsidiaries as of and for the years ended October 31, 1997 and 1996. On May 18, 1998, our appointment as principal accountants was terminated. We have read KFC National Purchasing Cooperative Inc.'s statements included under Item 4 of its Form 8-K dated May 22, 1998, and we agree with such statements, except that we are not in a position to agree or disagree with KFC National Purchasing Cooperative Inc.'s statement that the change was recommended by the audit committee of the board of directors or approved by the board of directors.


Very truly yours,


/s/  KPMG Peat Marwick LLP